Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

22nd December 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Joint Announcement published in the newspapers on 22nd December 2005 regarding the completion of a discloseable and connected transaction (Sale of approximately 22.07% interest in Australian assets to Cheung Kong Infrastructure Holdings Limited)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(Stock Code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 006)

JOINT ANNOUNCEMENT
COMPLETION OF THE CHEDHA DISPOSAL, THE ETSA DISPOSAL AND THE ACQUISITIONS

The board of directors of CKI is pleased to announce that all the Disposal Conditions and the Acquisition Conditions have been satisfied on 21st December, 2005 and that completion of the Disposals and the Acquisitions took place on 21st December, 2005.

The board of directors of HEH is pleased to announce that all the Conditions (as defined in the HEH Circular) have been satisfied on 21st December, 2005 and that completion of the Transactions (as defined in the HEH Circular) took place on 21st December, 2005.

Reference is made to the CKI Circular, the HEH Circular, the CKI Announcement, the HEH Announcement and the listing of the Fund Shares on the ASX on 16th December, 2005. Terms used herein shall have the same meanings as defined in the CKI Circular unless otherwise stated herein or unless the context otherwise requires.

The board of directors of CKI is pleased to announce that all the Disposal Conditions and the Acquisition Conditions have been satisfied on 21st December, 2005 and that completion of the Disposals and the Acquisitions took place on 21st December, 2005.

The board of directors of HEH is pleased to announce that all the Conditions (as defined in the HEH Circular) have been satisfied on 21st December, 2005 and that completion of the Transactions (as defined in the HEH Circular) took place on 21st December, 2005.

DEFINITIONS

"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the announcement of CKI dated 13th December, 2005 in respect of the results of the SGM
"CKI Circular"	the circular sent by CKI to its shareholders dated 25th November, 2005
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"HEH Announcement"	the announcement of HEH dated 13th December, 2005 in respect of the results of the EGM (as defined in the HEH Circular)
"HEH Circular"	the circular sent by HEH to its shareholders dated 25th November, 2005
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 21st December, 2005

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-Mei (PHOON Sui Moy, alias POON Sow Mei) (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK and Mr. George Colin MAGNUS.

As at the date of this announcement, the Executive Directors of HEH are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil D. MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin; and the Non-executive Directors are Mr. Ronald

香港經濟日報 2005年12月22日

長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)

香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：006)

聯合公佈
完成CHEDHA出售事項、ETSA出售事項及收購事項

長江基建董事會謹此宣佈，所有出售條件及收購條件已於二零零五年十二月二十一日達成，而出售事項及收購事項已於二零零五年十二月二十一日完成。

港燈董事會謹此宣佈，所有該等條件(定義見港燈通函)已於二零零五年十二月二十一日達成，而該等交易(定義見港燈通函)已於二零零五年十二月二十一日完成。

謹提述長江基建通函、港燈通函、長江基建公佈、港燈公佈，以及基金股份於二零零五年十二月十六日在澳洲證交所上市。除本公佈另有列明或文義另有所指外，本公佈所用詞彙與長江基建通函所界定者具有相同涵義。

長江基建董事會謹此宣佈，所有出售條件及收購條件已於二零零五年十二月二十一日達成，而出售事項及收購事項已於二零零五年十二月二十一日完成。

港燈董事會謹此宣佈，所有該等條件(定義見港燈通函)已於二零零五年十二月二十一日達成，而該等交易(定義見港燈通函)已於二零零五年十二月二十一日完成。

釋義

「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建公佈」	指	長江基建就股東特別大會之結果於二零零五年十二月十三日刊發之公佈
「長江基建通函」	指	長江基建於二零零五年十一月二十五日向其股東寄發之通函
「港燈」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：006)
「港燈公佈」	指	港燈就股東特別大會(定義見港燈通函)之結果於二零零五年十二月十三日刊發之公佈
「港燈通函」	指	港燈於二零零五年十一月二十五日向其股東寄發之通函
「聯交所」	指	香港聯合交易所有限公司

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零五年十二月二十一日

於本公佈日期，長江基建之執行董事為李澤鉅先生(主席)、甘慶林先生(集團董事總經理)、葉德銓先生(副主席)、霍建寧先生(副主席)、關秉誠先生(副董事總經理)、周胡慕芳女士、陸法蘭先生及曹棨森先生；及非執行董事為張英潮先生(獨立非執行董事)、郭李綺華女士(獨立非執行董事)、孫潘秀美女士(獨立非執行董事)、羅時樂先生(獨立非執行董事)、藍鴻震先生(獨立非執行董事)、李王佩玲女士、高保利先生及麥理思先生。

於本公佈日期，港燈之執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生；及非執行董事為夏佳理先生、周胡慕芳女士、顧浩格先生(獨立非執行董事)、麥理思先生、佘頌平先生(獨立非執行董事)、黃頌顯先生(獨立非執行董事)及佘立仁先生。

Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

14th December 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 14th December 2005 regarding the Company's Poll Results of Extraordinary General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

December 14, 2005 **The Standard**

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

ANNOUNCEMENT DISCLOSEABLE AND CONNECTED TRANSACTIONS RESULTS OF THE EGM

RESULTS OF THE EGM

At the EGM held on 13th December, 2005, the ordinary resolution to approve, inter alia, the Disposal on the terms and subject to the conditions of the Agreement was duly passed by the Independent Shareholders.

RESULTS OF THE CKI SGM

The board of directors of CKI has announced that the ordinary resolution to approve, inter alia, the Acquisition on the terms and conditions set out in the Agreement were duly passed by the CKI Shareholders at the CKI SGM.

COMPLETION OF THE DISPOSAL

Completion of the Disposal will take place on 21st December, 2005 if all the Conditions have been satisfied.

Reference is made to the Circular. Terms used herein shall have the same meaning as those defined in the Circular unless the context requires otherwise.

RESULTS OF THE EGM

CKI, and its associates (as defined in the Listing Rules) have abstained from voting at the EGM. The total number of shares entitling the holders to attend and vote for or against the Resolution at the EGM is 1,304,511,042 shares. No shareholder was required to vote only against the Resolution at the EGM.

At the EGM, the Resolution was voted on by poll and duly passed by the Independent Shareholders.

Computershare Hong Kong Investor Services Limited acted as the scrutineer for the poll at the EGM.

The poll results in respect of the Resolution are as follows:

Resolution	Number of votes(%)*	
	For	Against
To approve, inter alia, the Disposal on the terms and subject to the conditions of the Agreement	541,238,972 (99.9946%)	29,327 (0.0054%)
As more than 50% of the votes were cast in favour of the Resolution, the Resolution was duly passed as an ordinary resolution.		

* *The above percentages are rounded to the nearest four decimal places.*

RESULTS OF THE CKI SGM

The board of directors of CKI has announced that the ordinary resolution to approve, inter alia, the Acquisition on the terms and conditions set out in the Agreement were duly passed by the CKI Shareholders at the CKI SGM.

COMPLETION OF THE DISPOSAL

Completion of the Disposal will take place on 21st December, 2005 if all the Conditions have been satisfied.

DEFINITIONS

"Acquisition"	the acquisition by CKI from the Company of an attributable interest in ETSA of approximately 22.07% and an attributable interest in CHEDHA of approximately 22.07% pursuant to the Agreement
"Circular"	the circular sent by the Company to the Shareholders dated 25th November, 2005
"Disposal"	the disposal by the Company to CKI of an attributable interest in ETSA of approximately 22.07% and an attributable interest in CHEDHA of approximately 22.07% pursuant to the Agreement

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LTD.
Lillian Wong
Company Secretary

Hong Kong, 13th December, 2005

As at the date of this announcement, the Executive Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis,

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

公佈
須予披露及關連交易
股東特別大會結果

股東特別大會結果

於二零零五年十二月十三日舉行之股東特別大會上，獨立股東正式通過普通決議案以批准(其中包括)根據該協議之條款及在其條件所規限下進行出售事項。

長江基建股東特別大會之結果

長江基建董事會已公佈，長江基建股東已於長江基建股東特別大會上正式通過普通決議案以批准(其中包括)根據該協議之條款及條件進行收購事項。

完成出售事項

若所有該等條件已達成，出售事項將於二零零五年十二月二十一日完成。

謹提述通函。除文義另有指明外，本公佈所用詞彙與通函所界定者具有相同涵義。

股東特別大會結果

長江基建及其聯繫人士(定義見上市規則)已於股東特別大會上放棄投票。股東有權出席股東特別大會並可在會上就決議案投贊成票或反對票的股份總數為1,304,511,042股。沒有股東須於股東特別大會就決議案只投反對票。

決議案已由獨立股東於股東特別大會上經投票表決後正式通過。

香港中央證券登記有限公司擔任股東特別大會投票表決之監察員。

決議案之投票表決結果如下：

決議案	票數(%)*	
	贊成	反對
批准(其中包括)根據該協議之條款及在其條件所規限下進行出售事項	541,238,972 (99.9946%)	29,327 (0.0054%)
由於贊成票數超過50%，決議案正式通過為普通決議案。		

** 以上百分比以小數點後四個位計算。*

長江基建股東特別大會之結果

長江基建董事會已公佈，長江基建股東已於長江基建股東特別大會上正式通過普通決議案以批准(其中包括)根據該協議之條款及條件進行收購事項。

完成出售事項

若所有該等條件已達成，出售事項將於二零零五年十二月二十一日完成。

釋義

「收購事項」	指	根據該協議長江基建向本公司收購於ETSA之應佔權益約22.07%及於CHEDHA之應佔權益約22.07%
「通函」	指	本公司於二零零五年十一月二十五日寄交股東之通函
「出售事項」	指	根據該協議本公司向長江基建出售於ETSA之應佔權益約22.07%及於CHEDHA之應佔權益約22.07%

承董事會命
香港電燈集團有限公司
公司秘書
黄莉華

香港，二零零五年十二月十三日

……本公司執行董事為霍建寧先生(主席)、曹棨森先生(集團董事總經理)、甄達安先生、甘慶

Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

22nd December 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Form D2A Notification of Changes of Secretary and Directors (Filed with the Hong Kong Companies Registry on 15th December, 2005)

Form D3 Consent to Act as Director or Alternate Director (Filed with the Hong Kong Companies Registry on 15th December, 2005) in respect of Mr. Neil Douglas McGee

Form D3 Consent to Act as Director or Alternate Director (Filed with the Hong Kong Companies Registry on 15th December, 2005) in respect of Mr. Wan Chi Tin

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。 請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱 Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of ~~Individual Secretary~~／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
MCGEE	Neil Douglas

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 13) 住址 Residential Address: Suite 1506, Parkside, Pacific Place, 88 Queensway | 國家 Country: Hong Kong, China

(註 Note 14) 電郵地址 E-mail Address: -

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD549950(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
12	12	2005

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number

46996

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **Appointed**

C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address**

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ________ 張續頁 A、________ 張續頁 B 及 ________ 張續頁 C。

This Notification includes - **Continuation Sheet(s) A,** 1 **Continuation Sheet(s) B and** - **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Lillian Wong

日期 Date : 15th December, 2005

日 DD / 月 MM / 年 YYYY

董事 ~~Director~~／秘書 Secretary *

表格 Form **D2A**

(續頁 B Continuation Sheet B)

公司編號 Company Number

46996

獲委任的個人秘書／董事的資料 (第 2B 項)

Particulars of ~~Individual Secretary~~／Director Appointed (Section 2B)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 **Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 **Name in Chinese**	尹志田

	姓氏 Surname	名字 Other Names
英文姓名 **Name in English**	WAN	Chi Tin

前用姓名 **Previous Names**	-
別名 **Alias**	-

(註 Note 13) 住址 **Residential Address**

	國家 Country
B1, 17/F., Flora Garden, 50 Cloud View Road, North Point	Hong Kong, China

(註 Note 14) 電郵地址 **E-mail Address**: -

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A936912(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 **Date of Appointment**

日 DD	月 MM	年 YYYY
12	12	2005

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**
☑ 否 **No**

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 **Company Number**: 46996

公司名稱 **Company Name**

Hongkong Electric Holdings Limited 香港電燈集團有限公司

本人 I, Neil Douglas MCGEE 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to: -

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
12	12	2005

，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 12 / 12 / 2005 (日 DD / 月 MM / 年 YYYY)

提交人的資料 Presentor's Reference

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/ih

請勿填寫本欄 For Official Use

CR
公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 46996

公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

本人 I, WAN Chi Tin 尹志田 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to:
(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 12 (日 DD) 12 (月 MM) 2005 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 12 - 12 - 2005
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference	請勿填寫本欄 For Official Use
姓名 Name: Lillian Wong	
地址 Address: 44 Kennedy Road, Hong Kong	
電話 Tel: 2843 3111 傳真 Fax: 2503 5512	
電郵地址 E-mail Address: -	